

Mail Stop 3030

June 13, 2017

<u>Via E-mail</u>
Giri Devanur
President and Chief Executive Officer
Ameri Holdings, Inc.
100 Canal Pointe Boulevard, Suite 108
Princeton, NJ 08540

> **Re: Ameri Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 30, 2017**
> **File No. 333-215923**

Dear Mr. Devanur:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 45

1.   In response to comment 4 you disclose that the remainder of the increase in revenue was primarily from a full year of revenue from Ameri Georgia. Disclose the amount of 2016 and 2015 revenue attributable to Ameri Georgia recorded in your financial statements.

Liquidity and Capital Resources, page 47

2.   In response to comment 7 you disclose that you are negotiating a second quarter waiver of the financial covenants. Disclose the impact of not being able to obtain a waiver of your non-compliance of the covenants.

Management, page 53

3.   Describe Mr. Patel's employment between January 2016 and April 2017.

Consolidated Financial Statements

Audited Condensed Consolidated Financial Statements of Cash Flows, page F-7

4.   We note your response to comment 8. Revise your statements of cash flows to present cash outflows related to business acquisitions as a single line item. In addition, based upon your disclosure and response, it appears that the 2015 cash outflows related to the Bellsoft acquisition was significantly greater than the amount currently presented in the statement of cash flows. Clarify the 2015 cash amounts paid for your acquisition of Bellsoft and reconcile the amount to the statement of cash flows.

Note 3: Business Combinations, page F-8

5.   For each acquisition clearly disclose the total purchase price and the amounts allocated to all significant assets, liabilities and intangible assets acquired. Disclose how you determined the value of shares issued as purchase consideration and any assumptions used to value significant intangible assets. For example, quantify the significant components that comprise the $4.6 million in net working capital acquired and the amount of goodwill for your Ameri Georgia Acquisition, and present in tabular forms all items that comprise the $9,910,817 purchase price allocation.

6.   We note your revised disclosure in response to comment 8. Provide the disclosures required by ASC 805-30-50-1(c) related to contingent consideration arrangements for all your acquisitions.

7.   Provide the disclosures required by ASC 805-10-50-2(h) for each applicable acquisition.

Note 18: Subsequent Events, page F-20

8.   Disclose the significant terms of your proposed acquisition of CIBER, including the fair value of each class of consideration you expect to transfer and provide financial statements and pro forma information required by Rules 8-04 and 8-05 of Regulation S-X or explain to us why this is not required.   .

Unaudited Pro Forma Combined Financial Statements, pages F-58, F-83 and F-100

9.   Revise your pro forma presentation to comply with Article 11 of Regulation S-X. For example, a pro forma balance sheet should be presented as of the end of the most recent period for which a balance sheet is included unless the business combination is already

reflected in the registrant's historical balance sheet. Pro forma statements of income shall be filed for only the most recent fiscal year (i.e., 2016) and any subsequent interim period. A pro forma condensed statement of income shall not be filed when the historical income statement reflects the business combination for the entire period.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Assistant Director
Amanda Ravitz

cc: Adam W. Finerman, Esq.
        Olshan Frome Wolosky LLP